

10032458



NOV 08 2010
WASH., D.C.
211
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden Hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67736

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YYY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPEARHEAD CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 TITUS ROAD
(No. and Street)

WASHINGTON DEPOT	CT	06794
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATTHEW ROOT — 860-868-9922
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, MATTHEW ROOT ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPEARHEAD CAPITAL, LLC , as of SEPTEMBER 30 , 20 10 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:



Signature

MEMBER

Title



Notary Public

NANCY W. FYFIELD
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPEARHEAD CAPITAL, LLC
FINANCIAL STATEMENTS
SEPTEMBER 30, 2010

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Sole Member of
Spearhead Capital, LLC

We have audited the accompanying statement of financial condition of Spearhead Capital, LLC as of September 30, 2010 and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spearhead Capital, LLC as of September 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Norwood, Massachusetts
October 29, 2010

SPEARHEAD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2010

ASSETS

Cash	$	95,566
Fees receivable		346,666
Property and equipment at cost, less accumulated depreciation of $71,134		27,538
Other assets		12,691
	$	482,461

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	38,434
Member's equity		444,027
	$	482,461

The accompanying notes are an integral part of these financial statements.

SPEARHEAD CAPITAL, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED SEPTEMBER 30, 2010

Revenues:	
Fees	$ 779,858
Other income	1,309
	781,167
Expenses:	
Employee compensation and benefits	258,628
Communications and data processing	50,412
Interest	11,436
Occupancy	26,700
Other expenses	396,651
	743,827
Net income	$ 37,340

The accompanying notes are an integral part of these financial statements.

SPEARHEAD CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2010

Balance at October 1, 2009	$ 1,503,854
Capital withdrawals	(1,097,167)
Net income	37,340
Balance at September 30, 2010	$ 444,027

The accompanying notes are an integral part of these financial statements.

SPEARHEAD CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2010

Cash flows provided by operating activities:	
Net income	$ 37,340
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	24,035
(Increase) Decrease in operating assets:	
Increase in fees receivable	(262,173)
Increase in other assets	(1,958)
Increase (Decrease) in operating liabilities:	
Increase in accounts payable, accrued expenses	5,008
Total adjustments	(235,088)
Net cash provided by operating activities	(197,748)
Cash flows used for investing activities:	
Purchase of equipment	(4,130)
Cash flows used for financing activities:	
Capital withdrawals	(1,097,167)
Decrease in cash	(1,299,045)
Cash at beginning of the year	1,394,611
Cash at end of the year	$ 95,566
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 11,436
Income taxes	$ 3,749

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Investment Sales and Marketing
Fees are earned from providing specialized sales and marketing services to alternative investment managers across a wide spectrum of asset classes.

Accounts Receivable
Management closely monitors outstanding accounts receivable and charges off to expense all balances that are determined to be uncollectible.

Property and Equipment
Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to operations as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Promotion Costs
The Company expenses promotion costs as incurred.

Income Taxes
The Company is not a taxpaying entity for federal and state income tax purposes. Accordingly, the Company's taxable income and deductions are reported by the sole member on his individual income tax returns. Therefore no provision for federal or state income taxes has been made.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $61,651 at September 30, 2010, which exceeds required net capital of $5,000 by $56,651. The ratio of aggregated indebtedness to net capital at September 30, 2010 was .62 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company rents office space from its sole member. The rent charged was $ 26,700 for the fiscal year ending September 30, 2010. At September 30, 2010 the Company did not owe any monies to the related party. Because this is a related entity, operating results could vary significantly from those that would be obtained if this entity was autonomous.

NOTE 5 - PROPERTY AND EQUIPMENT

As of September 30, 2010 major classes of property and equipment consisted of the following:

Computer equipment	$ 21,681
Motor vehicle	76,991
	98,672
Less: Accumulated depreciation	71,134
	$ 27,538

Depreciation expense for 2010 was $24,035.

NOTE 6 – CONCENTRATIONS

The Company derived approximately 51% of its revenue from one customer for the fiscal year ending September 30, 2010.

SPEARHEAD CAPITAL, LLC
SUPPLEMENTARY SCHEDULES
SEPTEMBER 30, 2010

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission**

To the Sole Member of
Spearhead Capital, LLC

We have audited the accompanying financial statements of Spearhead Capital, LLC as of and for the year ended September 30, 2010, and have issued our report thereon dated October 29, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Norwood, Massachusetts
October 29, 2010

SCHEDULE I

SPEARHEAD CAPITAL, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2010

Aggregate Indebtedness		
Accounts payable and accrued expenses	$ 38,434	
Net Capital		
Total Member's Equity		$ 444,027
Adjustments to Net Capital		
Fees receivable		(342,122)
Property and equipment		(27,538)
Other assets		(12,691)
Haircuts		(25)
		(382,376)
Net Capital, as defined		$ 61,651
Net Capital Requirement		$ 5,000
Net Capital In Excess of Requirement		$ 56,651
Ratio Of Aggregate Indebtedness To Net Capital		.62 to 1

Reconciliation with the Company's computation of net capital:

Net capital as reported in the Company's Part IIA (unaudited) Focus Report	$ 63,175
Net audit adjustments	2,606
Increase in non-allowables and haircuts	(4,130)
Net capital per above	$ 61,651

SCHEDULE II

SPEARHEAD CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2010

Spearhead Capital, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Sole Member of
Spearhead Capital, LLC

In planning and performing our audit of the financial statements of Spearhead Capital, LLC (the Company), as of and for the year ended September 30, 2010, in accordance with generally accepted auditing standard, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of the report, were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Larry D. Liberfarb, PC
Norwood, Massachusetts
October 29, 2010

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Sole Member of
Spearhead Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ending September 30, 2010, which were agreed to by Spearhead Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Spearhead Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), Spearhead Capital, LLC 's management is responsible for Spearhead Capital, LLC's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the period October 1, 2009 to September 30, 2010, as applicable, with the amounts reported in Form SIPC-7 for the period ended September 30, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Larry D. Liberfarb, PC
Norwood, Massachusetts
October 29, 2010

SPEARHEAD CAPITAL, LLC

SCHEDULE OF ASSESSMENTS AND PAYMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2010

Payment Date	To Whom Paid	Amount
n/a	SIPC	$ -